UNITED STATES
                                 SECURITIES AND EXCHANGE COMMISSION
                                              WASHINGTON, D.C. 20549


    DIVISION OF
CORPORATION FINANCE




                                                               December 6, 2019


  Via Email

  Jeffrey Stein, Ph.D.
  President and Chief Executive Officer
  Cidara Therapeutics, Inc.
  6310 Nancy Ridge Drive, Suite 101
  San Diego, California 92121

          Re:     Cidara Therapeutics, Inc.
                  Schedule TO-I/A filed on December 4, 2019
                  File No. 005-88806

  Dear Mr. Stein:

          The staff in the Office of Mergers and Acquisitions has reviewed the amended filing listed above. Our comments follow.

  Exhibit (a)(1)(A)   Exchange Offer

  Conditions of the Exchange Offer, pages 20-22

      1. See comment 11 in our last comment letter dated November 26, 2019. We note that
         Amendment No. 1 revised the referenced condition to read "a decline of at least 10% in either the Dow Jones Industrial Average or the Standard & Poor's 500 Index at any time during the Exchange Offer." In your response letter, please confirm that the commencement date of the Exchange Offer remains the date against which the 10%
         decrease will be measured. If the commencement date is no longer the relevant reference date, please revise such condition to indicate the appropriate date against which the 10%
         decrease will be measured.


                                          *       *        *


          We remind you that the registrant and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
         Please direct any questions to Valian Afshar, Special Counsel, at
(202) 551-8729, or me,
at (202) 551-3263.


                                                           Sincerely,

                                                           /s/ Christina Chalk

                                                           Christina Chalk
                                                           Senior Special
Counsel
                                                           Office of Mergers
and Acquisitions


cc: Charles J. Bair, Esq. (via email)
Karen E. Deschaine, Esq. (via email)
Cooley LLP